David S. Hunt Email dh@hunt-pc.com	The Hunt Law Corp., P.C. 66 Exchange Place Salt Lake City, Utah 84111	Telephone: (801) 355-7878 Facsimile: (801) 906-6164
May 6, 2011

Securities And Exchange Commission
Washington, DC 20549
Attn: John Reynolds
Mail Stop 3561

Re:          Acquired Sales Corp.
Preliminary Revised Information Statement on Schedule 14C
Filed April 6, 2011
File No. 000-52520

Dear Mr. Reynolds:

Acquired Sales Corp. (the “Company”), through legal counsel, respectfully submits this response to your correspondence dated April 21, 2011. This response details the amendments to the Preliminary Revised Information Statement of Schedule 14C. In order to increase the efficiency of the review we have summarized amendments made in response to your comments. We are also providing a black-line version tracking changes to the documents to improve the efficiency of your review.

Schedule 14C Information Statement

Comment # 1. We note your response to comment three in our letter dated February 28, 2011. Please revise the relocated summary term sheet to quantify the total consideration for Cogility within the first two pages of the information statement.

Response: We now quantify and disclose the total consideration for the Cogility acquisition in the term sheet.

Comment #2. We note your response to comment four in our letter dated February 28, 2011, and we partially re-issue that comment. Please revise to summarize the conditions to execution of the merger agreement.

Response: We believe that the bullet point summary (a) through (g) in the term sheet is adequate and compliant with applicable rule.

Directors and Executive Officers, page 6

Comment #3. We note your response to comment nine in our letter dated February 28, 2011. We are unable to locate the disclosure required by Item 407(h) of Regulation S-K. Please advise or revise.

Response: We have highlighted the leadership structure of the board under the heading “Board Leadership Structure”

Comment #4. Please remove the reference to “Item 9B Other Information” on page nine or revise accordingly.

Response: The reference to Item 9B Other Information of the 10-K has been removed.

Comment #5. Additionally, revise Certain Relationships on page nine to provide the required disclosure for all transactions with related persons. For example, we note the reference on page F-12 to a $200,000 “promissory note to an entity related to an officer of the Company.”
Please revise accordingly.

Response: We have bolstered the Certain Relationships disclosure section.

Nominees For Election As Directors, page 6

Comment #6. We note your response to comment 12 in our letter dated February 28, 2011. Please tell us if you have complied with Rule 14c-3(b).

Response: We believe that to date, we have complied with  Rule 14c-3(b) as “the date on which such report is first sent or given to security holders” has yet to occur and which “date is later” than other triggering events set out by this Rule. Be that as it may, seven copies of the information statement being sent to security holders is also intended to be mailed to the Commission on even date.

Compensation of Directors and Officers, page 11

Comment #7. Please revise your tabular disclosure at the top of page 12 so that it complies with Item 402(n) of Regulation S-K.

Response: The tabular disclosure has been amended to include dedicated columns to show the lack of each class of equity compensation and the lack of deferred compensation.

Comment #8. Please advise regarding disclosure here of the approximately $305,000 of accrued compensation referenced on page 35.

Response: We now break down the $305,598 in accrued compensation by stating the following: “[t]he accrued employee compensation consists of payroll taxes of $56,333, 401k payments of $8,252, bonuses of $168,967 and $47,000.00 to two respective employees and deferred compensation of $25,045.”

Cogility Software Corporation
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

Comment #9. We note that the date of the audit report of March 22, 2010 appears to represent a date that is before the fiscal year end of December 31, 2010 being opined upon. Please clarify or revise.

Response: This typo has been corrected.

Mergers, Consolidations, Acquisitions and Similar Matters., page 20

Comment #10. We note your response to comment 25 in our letter dated February 28, 2011. Please move the summary term sheet. See Instruction 2 to Item 1001 of Regulation M-A.

Response: We have moved the summary term sheet to page 2.

Comment #11. We re-issue comment 26 in our letter dated February 28, 2011. Please revise this section to include all of the information required by Item 14 of Form S-4 for Acquired Sales. See Item 14(c)(1) of Schedule 14A.

Response: We have added specific Item 14(c)(1) disclosures as to Acquired Sales. We believe that we have now included relevant financial statements meeting the requirements of Regulation S-X and under specific headers, all information required by Regulation S-K as applicable to a smaller business issuer, including, Regulation S-K Items 101 (business), 102 (property), 103 (legal), 201 (market price of and dividends), 302 (supplementary financial, as applicable), 303 (MD&A), 304 (changes in and disagreements with accountants), Note that as a smaller reporting company we are not required to make selected financial data or quantitative and qualitative disclosures about market risk as otherwise required by Items 301 and 305, respectively. See Rule 229.10(f)(1).

Need for and status of any government approval of principal products or services, page 32

Comment #12. You state “Not-applicable.” However, you refer on page 20 and elsewhere to Cogility’s technology “for the U.S. defense and intelligence communities.” It is unclear to what extent the use of your products by defense and intelligence or other government entities requires or would require you or your employees to obtain government clearances or other approvals. See also the second to last paragraph on page 52 regarding federal regulations under which you operate. Please revise to further clarify the applicability of government regulations, particularly with regard to sales to U.S. defense and intelligence communities. See prior comment 27 from our letter dated February 28, 2011.

Response: We now add disclosures regarding how Cogility’s businesses may be affected by numerous laws and regulations relating to the award, administration and performance of U.S. defense and intelligence community contracts.

Past Contacts, Transactions or Negotiations, page 23

Comment #13. Please expand this section to provide all of the disclosure required by Item 1005(b) of Regulation M-A. Please include relevant dates and other specific information.

Response: In the section entitled “Past Contacts, Transactions or Negotiations”, we have expanded disclosure pursuant to Item 1005(b) of Regulation M-A to include relevant dates and other specific information.

Description of Business of Cogility, page 24

Comment #14. Please revise page 32 and where appropriate to identify the principal customers responsible for substantially all of your revenues. With respect to comment 29 of our letter dated February 28, 2011, it is unclear why you believe the contracts relating to substantial percentages of your revenues are not material. Please provide further explanation or confirm that you will file the agreements.

Response: We now further clarify that the principal customers responsible for substantially all of our revenues is the United States Department of Defense. We also now disclose as exhibits all current contracts which are issued by the United States Department of Defense.  These contracts include the current WRITE/JIEDDO contract and the previous SSS contract.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cogility, page 33

Comment #15. We note your response to comments 17 and 21 in our letter dated February 28, 2011, and disclosure in the last paragraph on page 35 regarding a financing agreement dated January 31, 2011. With a view to enhanced disclosure in Management’s Discussion and Analysis of the ability of this arrangement to meet your funding needs, advise us why you believe disclosure is not required under Item 1.01 of Form 8-K.

Response: Due to the timing of the Form 10-K for the twelve month period ended December 31, 2010 filed on or about March 30, 2011, we disclosed these material contracts in the section of Item 5 entitled “Unregistered Sales of Equity Securities.” We also attached the relative material contracts to that 10-K, as follows: Form of Note (Exhibit 4.1), Form of Warrant (Exhibit 4.2) and Subscription Agreement (Exhibit 10.10).

Comment #16. We note your response to comment 19 in our letter dated February 28, 2011, and we partially re-issue that comment. Please revise to clarify the nature of the government and non-government contracts that generated the revenues you quantify.

Response: We have added improved disclosure in the Section entitled Management Discussion and Analysis as to the nature of the contracts that generated the material portions of the quantified revenues.

Delivery of Documents to Security Holders Sharing an Address, page 60

Comment #17. We note your response to comment 34 in our letter dated February 28, 2011, and we reissue that comment. Please revise to provide the undertaking specified in Item 5(b) of Schedule 14C.

Response: We now state that “we undertake to deliver promptly upon written or oral request a separate copy this information statement to a security holder at a shared address to which a single copy of the documents was delivered and provide instructions as to how a security holder can notify us that the security holder wishes to receive a separate copy of this information statement. We will pay all costs associated with the distribution of this Information Statement, including the costs of printing and mailing.”

Comment #18. We note your response to comment 35 in our letter dated February 28, 2011, and we reissue that comment. Please revise to provide your phone number. See Item 5(c) of Schedule 14C.

Response: The phone number has been added to page 61.

Thank you for your attention to our filing. We will endeavor to promptly address any other questions or concerns. In responding to your comments, the company acknowledges that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,
THE HUNT LAW CORP., P.C.

 David S. Hunt
Attorney for Acquired Sales Corp.

Attention also:
Jamie Kessel
Angela Halac
Damon Colbert
James Lopez